January 27, 2009
VIA EDGAR
Mr. Michael R. Clampitt
Mr. Christian Windsor
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Capital Corp of the West Form 10-K for Fiscal Year Ended December 31, 2007 Filed April 2, 2008 File No. 000-27384
Dear Mr. Clampitt
This letter serves to confirm and document our phone call earlier today requesting additional time to respond to your comment letter dated December 29, 2008. There are several reasons why we are requesting additional time. Receiving this letter during the Holidays and during our year-end close process has not allowed us to devout as much attention to the responses as we feel is necessary to adequately answer the questions. In addition, we have two different audit firms covering the period being reviewed so this further complicates the coordination efforts to respond. Lastly, we are currently focused on filing our call report on January 30, 2009 as required by the FDIC as well as the related press release.
As you recall, we previously discussed an extension from January 13th to January 28th. However given the items mentioned above we are requesting 7 additional business days so we plan to send in our response letter on Friday, February 6th, 2009.
If you have any questions regarding this letter, please do not hesitate to contact me at (209)725-7435. Thank you for your consideration.
Sincerely,
Capital Corp of the West

/s/ David A. Heaberlin
David A. Heaberlin
Chief Financial Officer